UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Williams Companies, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	1-4174	73-0569878
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Williams Center Tulsa, Oklahoma		74172-0172
(Address of principal executive offices)		(Zip code)

John D. Porter, Chief Financial Officer (800) 945-5426 (800-WILLIAMS)
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 – Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 – Exhibit
Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 – Resource Extraction Issuer Disclosure and Report
The specified payment disclosure required by this Form is included as Exhibit 99.1 to this Specialized Disclosure Report on Form SD.

SECTION 3 - EXHIBITS

Item 3.01 – Exhibits
List below the following exhibits submitted as part of this report:

Exhibit No.		Description

99.1	—	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Williams Companies, Inc.

Dated:	August 29, 2025	By:	/s/ JOHN D. PORTER
John D. Porter
Chief Financial Officer

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